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                          Filed by CBOT Holdings, Inc.
                          Subject Company -- CBOT Holdings, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

The following communication was distributed to CBOT members after-hours on June 3, 2003.

                                  June 3, 2003

Dear Fellow Member:

I would like to take this opportunity to update you on the current state of the Exchange. I would also like to express my optimism about our future at the CBOT.

Financially, the CBOT is sound. Since 1997, we have reduced our debt from $105 million to $42 million and as of March 31 we have $70 million in unrestricted cash.

Recently we have experienced tremendous growth in the volume of contracts traded at our Exchange. In the month of May, we traded 42.5 million contracts, a new CBOT record. On May 28th we traded 3.3 million contracts in one day, also a record. This growth is attributable to, among other things, significant growth in the volume of contracts traded in our core products and the launch of successful new products. For example, Fed Funds options is the fastest growing contract ever launched at the CBOT, and mini-sized Dow contracts broke a record in May with 54,100 traded in one day.

While markets and corresponding volumes may be subject to cycles, management and the Board of Directors are focused on innovation, product, and distribution, which we believe are driving our recent successes.

One example of this innovation is our agreement with e-Speed, which offers cash treasuries and CBOT futures on the same screen.

That's all very good news for the Exchange but we can't afford to rest on our laurels. The CBOT faces an extraordinary level of competition from foreign exchanges and new market entrants. Rest assured, the Board of Directors fully understands the implications of competition with Eurex and others in 2004. I think the competition has misjudged the CBOT and our determination to prevail in this marketplace. The Board of Directors is focused and committed to maintaining our position in global futures trading and growing this Exchange. We intend to be the aggressor in the marketplace.

A lot of proactive decisions have been made in the last five months that will influence our ability to achieve success in 2004 and beyond. And this is why I'm so optimistic.

In 2004, we expect that our products will be traded on our new electronic trading platform, LIFFE CONNECT(R). With this new trading platform, we believe that members and market end-users will be able to operate with greater ease and efficiency when trading in our electronic and open auction environments. The system offers improved functionality and is expected to provide our customers with first rate reliability and scalability.

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June 3, 2003
Page Two

The CME/CBOT Common Clearing Link is the centerpiece of our strategic design to create: 1) a more autonomous CBOT, 2) increase member profit opportunities, and
3) bring additional investment funds and over-the-counter business to our Exchange. For example, our modeling suggests that savings of up to 70 to 90% of the costs associated with clearance and settlement are achievable by our members under the new CME/CBOT Common Clearing Link for portfolios that have the appropriate risk offsets. For example, our staff created a model portfolio which contained eurodollar and treasury positions that created risk offsets. Today, we believe that positions maintained by the model portfolio would require a market participant to post a total of $41 million at two separate clearing entities. In 2004, utilizing the new CME/CBOT Common Clearing Link, it is expected that same market participant will be required to post $9 million at one clearing entity.

We believe that the CME/CBOT Common Clearing Link clearly strengthens the CBOT and improves the value proposition for our largest customers. I can't emphasize enough how important this link is to the industry and the CBOT.

These initiatives would not have been possible without the hard work and dedication of President and CEO Bernie Dan and his management team. We expect that we will continue to explore these types of innovations for our largest customers and end users.

In a recent article, Deutsche Boerse's Chief Executive, Werner Seifert, cited "cross-border stealing of liquidity" as an example of his business plan for the U.S. He clearly underestimates the CBOT and our resolve to compete in this area. I believe that our platform decision and our CME/CBOT Common Clearing Link have greatly diminished his chances. CFTC Chairman James Newsome in Chicago last week suggested that a Eurex "takeover" of the U.S. futures industry was not a foregone conclusion. He also said, "Market access does not necessarily mean market success. The market itself must and will sort out the winners and the losers."

We agree with Chairman Newsome and we intend to be winners.

And finally I've had a lot of questions about the Registration Statement on Form S-4 relating to the proposed restructuring transactions. As you might be aware, we recently filed an amendment that reflected, among other things, some of the developments in our business over the last several months. This amendment is currently being reviewed by the SEC. While there can be no assurances in this regard, we expect that the Registration Statement will be declared effective - and the proxy statement and prospectus included in the Registration Statement will be mailed to our members in the not too distant future. I fully support proposed restructuring transactions and it's my hope that we will be able to vote on this proposal in the third quarter.

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June 3, 2003
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If you have any questions, please e-mail me at ccar72@cbot.com. I will attempt to respond to as many questions as possible, and I look forward to seeing you at our mid-year meeting on July 10.

                                                 Sincerely,

                                                 Charles P. Carey

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.